FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”)
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

July 31, 2008

3.

News Release

The Company issued a news release on July 31, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

The Company announced that it was not able to make the semi-annual payment of interest due on June 30, 2008, on its Convertible Unsecured Subordinate Debentures (the “Debentures") prior to the expiry of the default curative period on July 30, 2008.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Company dated July 31, 2008, which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Company who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President and COO         Tel. (403) 262-1838.

9.

Date of Report

July 31, 2008.

Schedule “A”

NEWS RELEASE

SUBORDINATE DEBENTURE INTEREST DEFAULT

CALGARY, July 31, 2008 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) today announced that it was not able to make the semi-annual payment of interest due on June 30, 2008, on its Convertible Unsecured Subordinate Debentures (the “Debentures") prior to the expiry of the default curative period on July 30, 2008. As disclosed in the news release dated July 3, 2008, as a consequence of the Company being in breach of a financial covenant under its senior secured credit facility, the Lender, Tricap Partners Ltd., has exercised its right under the loan agreement to direct The Trustee, Computershare Trust Company of Canada, not to make the scheduled interest payment on the Debentures until further notice from the Lender. The Trustee has issued a notice of default to the Company under the trust indenture.

As a consequence, the Trustee may, on behalf of the holders of the Debentures (the “Holders”), declare the principal amount and the accrued amount of interest to be due and payable. Alternatively, the Trustee may waive the Event of Default upon such terms and conditions that the Holders may prescribe. The principal amount of the Debentures is $34,500,000. The amount of interest due as of June 30, 2008, was $1,035,000.

As previously announced on July 22, 2008, the Company is pursuing an immediate and focused sale process to maximize value. In the event this immediate sales process does not achieve an acceptable price, the Company intends to work with its stakeholders to recapitalize the balance sheet to improve liquidity and permit delivery of the business plan.

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888
Steve Chizzik, Equity Communication Tel. (908) 688-9111
Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.